B E L L A V I S T A
_____________________

C   A   P    I   T   A   L

July 15, 2010

BY EDGAR AND OVERNIGHT DELIVERY

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BellaVista Capital, Inc. (the “Company”)
Form 10-K for the year ended September 30, 2009
Filed March 31, 2010
File No. 000-30507

Dear Mr. Gordon:

We are responding to the comments in your letter dated June 17, 2010 regarding the above-referenced filing.  Set forth below are our supplemental responses numbered to correspond to your numbered comments.

1.	Note 3. Loans Receivable Secured by Real Estate, page FS-10

We would like to clarify and correct our response to comment 3 on Note 3 in our prior letter.  All appropriate impairments had been recognized as of the September 30, 2009, fiscal yearend balance sheet date, on the investments relating to those properties over which we took ownership after September 30, 2009, and all impairment determinations were based on the estimated fair values of the subject properties.

The two properties over which we took ownership (via foreclosure) after the balance sheet date of September 30, 2009 are:

Loan #2740 - Alum Rock Retail Property, San Jose, CA

To clarify and correct what was stated in our response letter dated June 3, 2010, there was no additional impairment taken after the balance sheet date on Loan #2740 (the foreclosed asset) prior to the filing of the annual financial statements on Form 10-K on March 31, 2010.   The impairment of $192,218 taken on the balance sheet at September 30, 2009 reflected the valuation that management had conducted subsequent to the date of the balance sheet and the date of the foreclosure but prior to the filing of the Form 10-K.

This property is a retail rental property that was 92% occupied at the time of foreclosure.  Management used a market capitalization approach for valuing this asset.  To determine the registrant’s net realizable value for this asset, management used the value derived from the capitalization approach, less estimated closing costs, estimated commissions and fees and the amount of the senior debt.  The estimate of the net realizable equity was less than the Company’s investment and accordingly an impairment of $192, 218 was recorded as of September 30, 2009.

In the interim condensed consolidated financial statements for the three month period ending December 31, 2009 filed on Form 10-Q on July 14th, 2010, we recorded an additional impairment on this investment in the amount of $84,881.  This additional impairment was not due to a change in management’s estimation of fair value, but rather due to additional costs of completing the foreclosure and assuming the senior debt, which reduced the potential net realizable value to us. We became aware of these additional costs subsequent to March 31, 2010, and we took the appropriate charges based on this information. Additionally, we have stabilized the operations of this property by engaging a professional property management staff.

BellaVista Capital  |  15700 Winchester Blvd.  |  Los Gatos, CA 95030  |  Ph: 650-328-3060  |  Fax: 650-328-3066

www.bellavistacapital.com

Loan #3003 - Bowman Road Property, Auburn, CA

To clarify and correct what was stated in our response letter dated June 3, 2010, there was no impairment taken after the balance sheet date on Loan #3003 (the foreclosed asset) because management’s estimation of fair value determined that no impairment was needed.

Our management did engage the services of an external real estate broker to provide input regarding the value of the Bowman Road property subsequent to September 30, 2009, and after the foreclosure date.  The estimated fair value was reduced for the estimated closing costs, estimated commissions and fees and the amount of the senior debt(s), which resulted in an estimated net realizable value that was greater than the Company’s carrying value on this investment. Accordingly, no impairment was taken as of September 30, 2009.

In summary, we were unclear in our response in the letter of June 3, 2010.  In the case of both of these foreclosed assets, our management actively procured opinions from outside brokers regarding the fair value and estimated closing and sales cost to determine the net realizable value on each investment. We recorded an impairment charge as needed for the fiscal year ended September 30, 2009.  We apologize for the confusion created by our initial response.

2.	The Form 10-Q for the quarter ended December 31, 2010 was filed July 14, 2010. We expect to file our Form 10-Q for the second fiscal quarter ended March 31, 2010, by August 30, 2010.

We believe the foregoing supplemental responses address the matters in your letter of June17, 2010.  Please contact us if you have further questions or comments.

__________________________________

The Company hereby acknowledges with respect to the above referenced matter that

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BellaVista Capital, Inc.

By:  /s/ William E. Offenberg
        William E. Offenberg, CEO

cc:          Kristi Marrone
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
Washington, D.C. 20549

Paul J. Derenthal